SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13G
Under the Securities Act of 1934
(Amendment No.    )*


(Name of Issuer): NeoMedia Technologies, Inc.

(Title of Class of Securities):
Common Stock, $0.001 par value

(CUSIP Number):640505301

(Date of Event Which Requires
Filing of this Statement):April 5, 2012

Rule pursuant to which this
Schedule is filed: Rule 13d-1(c)

*The remainder of this cover page shall be
filled out for a reporting persons initial
filing on this form with respect to the subject
class of securities, and for any subsequent
amendment containing information which would
alter the disclosures provided in a prior cover page.
The information required in the remainder
of this cover page shall not be deemed to
be filed for the purpose of Section 18 of
the Securities Exchange Act of 1934 (Act)
or otherwise subject to the liabilities of
that section of the Act but shall be subject
to all other provisions of the Act
(however,see the Notes).
________________________________________

CUSIP No. 640505301
SCHEDULE 13G


1 NAME OF REPORTING PERSONS
Murray Capital Management, LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP (see instructions)
(a) (b)

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION:  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5 SOLE VOTING POWER:   0

6 SHARED VOTING POWER:  70,528,363

7 SOLE DISPOSITIVE POWER: 0

8 SHARED DISPOSITIVE POWER: 70,528,363

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON: 7.38% (See Item 4 below)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (9) 7.38% (See Item 4 below)

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

Item 1 (a). Name of Issuer.
The name of the Issuer is
Neomedia Technologies, Inc., a Delaware corporation.

Item 1 (b). Address of Issuer
Principal Executive Offices.
The Issuers principal executive offices are located at
Two Concourse Parkway, Suite 500
Atlanta, GA 30328.

Item 2 (a). Name of Person Filing.
Daniel B. Murray

Item 2 (b). Address of Principal
Business Office or, if None, Residence.
P.O. Box 285
Belvedere, CA 94920

Item 2 (c). Citizenship.
United States of America

Item 2 (d). Title of Class of Securities.
This Schedule relates to shares of Common Stock, $0.001 par value per share (Common Stock), of the Issuer.

Item 2 (e). CUSIP Number.
The CUSIP number for the Common Stock is 640505301.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or (c), or 13d-2(b), check whether the filing person is a:
Not applicable.

Item 4. Ownership.
On March 19, 2012, the Reporting Persons received a
Convertible Debenture with a $492,978.08 outstanding principal balance (the MC-1 Debenture), which MC-1
Debenture was originally issued by the Issuer on July 13, 2011. All or any portion of the outstanding principal amount of the MC-1 Debenture and accrued but unpaid interest thereon is convertible into Common
Stock of the Issuer at a conversion rate, at the sole option of the holder, equal to either
a) $0.10 Conversion Price, subject to adjustment as provided herein, or
b) ninety five percent (95%) of the lowest Volume
Weighted Average Price during the 60 Trading Days immediately preceding the Conversion Date. The MC-1
Debenture prohibits the Reporting Persons from converting any portion thereof to the extent such conversion would result in the Reporting Persons beneficially owning in excess of 9.99% of the outstanding shares of Common Stock following such conversion or receipt of shares as payment of interest.

Holdings as of April 5, 2012 (1)

Reporting Person: Murray Capital Management, LP

Amount Beneficially Owned: 70,528,363 (2)
Percent of Class (1) : 7.38% (2)
Power to Vote:
Sole: 0 (3)
Shared: 70,528,363 (2)
Power to Dispose:
Sole: 0 (3)
Shared: 70,528,363 (2)

(1) Calculated on the basis of (i) $492,978.08 original outstanding principal balance and $2836.31 accrued but unpaid interest on the MC-1 Debenture held by the Reporting
Persons as of April, 3, 2012, (ii) 885,679,351 shares of
Common Stock outstanding as of March 30, 2012 as reported by Worldwide Stock Transfer, LLC the transfer agent of record of Neomedia Technologies, Inc., and (iii) 70,528,363 shares of Common Stock issued to Murray Capital Management, LP on April 5, 2012 upon conversion of the Debenture.
(2) The MC-1 Debenture prohibits the Reporting Persons from converting any portion of the MC-1 Debenture, respectively, or receiving shares of Common Stock as payment of interest thereunder to the extent such conversion or the receipt of such interest payment would result in the Reporting Persons beneficially owning in excess of 9.99% of the outstanding shares of Common Stock following such conversion or receipt of shares as payment of interest.
If there were no blocker provision in the MC-1 Debenture, then based on a conversion price for the Debenture of $0.00703 on April 3, 2012 and a conversion price for the MC-1 Debenture of $0.00703 on April 3, 2012, if the $492,978.08 outstanding principal balance of the Debenture and $2,836.31 accrued but unpaid interest of the MC-1 Debenture were converted as of such date, the Reporting Persons would beneficially own
70,528,363 shares of Common Stock of the Issuer which would represent approximately 7.38% of the total shares of Common
Stock outstanding at such time.
(3) Shares held directly by Murray Capital Management LP,
Daniel B. Murray is the General Partner of Murray Capital Management LP.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
________________________________________

CUSIP No. 640505301

SCHEDULE 13G

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 16, 2012
Murray Capital Management, LP

By:/s/ Daniel. B Murray
Name: Daniel B. Murray
Title: General Partner